FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Consolidated Report dated June 30, 2017 issued by the Scrutinizer Mr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4) (xii) of the Companies (Management and Administration) Rules, 2014.
3.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
4.	Summary of the proceedings of the Annual General Meeting.

Item 1

OTHER NEWS

Subject- Voting Results and Proceedings of Twenty-Third Annual General Meeting of ICICI Bank Limited held on June 30, 2017

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Twenty-Third Annual General Meeting (AGM) of ICICI Bank Limited was held on June 30, 2017 at 12:00 noon at the Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D.N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, Gujarat, India.

Pursuant to Section 108 of the Companies Act 2013 (Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended (Rules), all the Members of the Bank holding shares as on the cut-off date i.e. June 23, 2017, were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through remote electronic voting (remote e-Voting) during the period commencing from June 27, 2017 9.00 a.m. IST to June 29, 2017, 5.00 p.m. IST.

In line with the said Rules, the Bank had also provided electronic voting facility at the AGM venue to those Members who attended the AGM but could not exercise their vote through remote e-Voting and were holding shares as on the cut-off date i.e. June 23, 2017. The e-voting services were provided through National Securities Depository Limited (NSDL).

We submit the following reports:

1.	Consolidated Report dated June 30, 2017 issued by the Scrutinizer Mr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014.

2.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

3.	Summary of the proceedings of the Annual General Meeting.

Please take the above information on record. The above will also be hosted on our website, www.icicibank.com

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390 007

Combined Scrutinizer's Report on

Remote e-Voting & Electronic Voting conducted at the

23rd Annual General Meeting of

ICICI Bank Limited, held on

Friday June 30, 2017

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email : alwyn.co@gmail.com Website:www.alwynjay.com

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

1

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email : alwyn.co@gmail.com Website:www.alwynjay.com

Combined Scrutinizer's Report on Remote e-Voting & Electronic Voting conducted at the 23rd Annual General Meeting of ICICI Bank Limited, held on Friday, June 30, 2017

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390 007

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited ( “the Company”) as the Scrutinizer for the Remote e-Voting process as well as to scrutinize the electronic voting conducted at the venue of the Annual General Meeting (AGM) (hereinafter referred to as “the e-Voting”) pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

2

a)	The Compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to e-Voting (which includes remote e-Voting and the electronic voting, provided at the venue) to the Members on the resolutions proposed in the Notice calling the 23rd AGM of the Company was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions based on the reports generated from the electronic voting system by the National Securities Depository Limited (NSDL).

b)	The remote e-Voting was concluded on Thursday, June 29, 2017 at 5.00 p.m. IST.

c)	At the 23rd AGM of the Company held on Friday, June 30, 2017, the Chairman at the end of the discussions on the resolution(s) announced that the facility to vote electronically has been provided to facilitate voting for those Members who were present at the Meeting but could not participate in the Remote e-Voting to record their votes on the resolutions to be passed.

d)	The votes were unblocked on June 30, 2017 around 2.17 p.m. in the presence of two witnesses viz., Mr. Vijay Sonone residing at 507, E3, Lokdhara Phase III, Lokdhara, Kalyan 421306 and Mr. Jay D’Souza residing at H-503, Timber Green Homes, Near Toll Naka, Dahisar (E), Mumbai who are not in the employment of the Company;

e)	I have issued a separate scrutinizer’s report dated Friday, June 30, 2017 on the remote e-Voting and voting conducted at venue of the AGM and I hereby submit a consolidated scrutinizer’s report pursuant to rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the aforesaid 23rd AGM.

f)	The Members holding equity shares as on the “cut-off date” i.e. June 23, 2017 were entitled to vote on the resolutions proposed in the Notice calling the 23rd AGM of the Company. Section 12(2) of the Banking Regulation Act, 1949, as amended, caps the voting rights of shareholders of a bank up to 15% of the total voting rights of all shareholders. Accordingly, although the holding by Deutsche Bank Trust Company Americas (Depositary to the ADS holders) was 1,463,169,334 equity shares of face value Rs. 2/- each which formed 25.10% of the total equity shares (5,829,845,440 equity shares of Rs. 2/- each) as on the cut-off date (i.e. June 23, 2017), for the purpose of votes only 874,476,816 equity shares forming 15% of the total equity shares has been taken into account to determine the votes cast through e-Voting.

g)	The results of the Remote e-Voting together with that of the voting conducted at venue of the AGM by way of electronic voting are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

To receive, consider and adopt the financial statements for the financial year ended March 31, 2017 together with the Reports of the Directors and the Auditors.

3

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3,001	400,68,13,536	-
Electronic voting at the AGM	12	6,141	-
TOTAL	3,013	400,68,19,677	100.000

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	14	3,066	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	14	3,066	0.000

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 100.000

Percentage of votes cast against : 0.000

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

To declare dividend on preference shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,873	400,70,71,134	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,885	400,70,77,275	99.998

4

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	132	67,171	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	132	67,171	0.002

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.998

Percentage of votes cast against : 0.002

3.	RESOLUTION NO.3 AS A ORDINARY RESOLUTION:

To declare dividend on equity shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	3,018	400,71,25,719	-
Electronic voting at the AGM	12	6,141	-
TOTAL	3,030	400,71,31,860	100.000

5

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	8	6,461	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	8	6,461	0.000

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 100.000

Percentage of votes cast against : 0.000

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

To appoint a director in place of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,839	394,85,32,938	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,851	394,85,39,079	98.553

6

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	150	5,79,60,069	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	150	5,79,60,069	1.447

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 98.553

Percentage of votes cast against : 1.447

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Ratification of appointment of M/S B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors of the Company.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,818	380,96,43,329	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,830	380,96,49,470	96.159

7

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	156	15,21,54,353	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	156	15,21,54,353	3.841

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 96.159

Percentage of votes cast against : 3.841

6.	RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,877	390,99,72,185	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,889	390,99,78,326	98.709

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	84	5,11,51,170	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	84	5,11,51,170	1.291

8

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 98.709

Percentage of votes cast against : 1.291

7. RESOLUTION NO. 7 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Anup Bagchi, (DIN: 00105962) as a Director of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,849	394,88,70,989	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,861	394,88,77,130	98.561

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	120	576,52,300	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	120	576,52,300	1.439

9

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 98.561

Percentage of votes cast against : 1.439

8.	RESOLUTION NO.8 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Anup Bagchi, (DIN: 00105962) as a Wholetime Director (designated as Executive Director) of the Bank.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,829	392,32,88,232	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,841	392,32,94,373	99.030

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	116	3,84,47,670	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	116	3,84,47,670	0.970

10

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.030

Percentage of votes cast against : 0.970

9.	RESOLUTION NO.9 AS A SPECIAL RESOLUTION:

Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores (Rupees Twenty Five Thousand crores) on a private placement basis.

(ii)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2,870	400,61,14,989	-
Electronic voting at the AGM	12	6,141	-
TOTAL	2,882	400,61,21,130	99.975

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	125	10,14,744	-
Electronic voting at the AGM	Nil	Nil	Nil
TOTAL	125	10,14,744	0.025

11

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil	Nil
Electronic voting at the AGM	Nil	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.975

Percentage of votes cast against : 0.025

Based on the foregoing, all the above Resolutions 1 to 9 as also mentioned in the AGM Notice of the Company dated May 15, 2017 were passed under Remote e-voting and electronic voting conducted at AGM with the requisite majority.

All the relevant records of e-Voting will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 23rd Annual General Meeting and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

/s/ Alwyn D’souza

_____________________

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Place: Vadodara

Date: June 30, 2017

12

Item 3

Date of the AGM	June 30, 2017
Total number of shareholders on cut off date (June 23, 2017)	924,855
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :	Not Applicable
Public :	496
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :	Not Applicable
Public :	Not Applicable

Agenda-wise disclosure (to be disclosed seperately for each agenda item)	As disclosed below

Whether promoter/promoter group are interested in the agenda resolution	Not applicable

Details of Agenda

Item No.1 - To receive, consider and adopt the financial statements for the financial year ended March 31, 2017 together with the Reports of the Directors and the Auditors

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,939,185,535	74.52	3,939,185,535	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,939,185,535	74.52	3,939,185,535	-	100.00	-
Public-Others	E-Voting	544,022,284	67,637,208	12.43	67,634,142	3,066	100.00	0.00
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-		-			-	-
	Total	544,022,284	67,637,208	12.43	67,634,142	3,066	100.00	0.00
Total		5,829,845,440	4,006,822,743	68.73	4,006,819,677	3,066	100.00	0.00

Item No.2 - To declare dividend on preference shares

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,939,508,812	74.53	3,939,508,812	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,939,508,812	74.53	3,939,508,812	-	100.00	-
Public-Others	E-Voting	544,022,284	67,635,634	12.43	67,568,463	67,171	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,635,634	12.43	67,568,463	67,171	99.90	0.10
Total		5,829,845,440	4,007,144,446	68.74	4,007,077,275	67,171	100.00	0.00

Item No.3 - To declare dividend on equity shares.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,939,505,812	74.53	3,939,505,812	-	100.00	-
	Poll	-		-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,939,505,812	74.53	3,939,505,812	-	100.00	-
Public-Others	E-Voting	544,022,284	67,632,509	12.43	67,626,048	6,461	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-		-	-
	Total	544,022,284	67,632,509	12.43	67,626,048	6,461	99.99	0.01
Total		5,829,845,440	4,007,138,321	68.73	4,007,131,860	6,461	100.00	0.00

Item No.4 - To appoint a director in place of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,938,869,486	74.52	3,880,963,448	57,906,038	98.53	1.47
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,938,869,486	74.52	3,880,963,448	57,906,038	98.53	1.47
Public-Others	E-Voting	544,022,284	67,629,662	12.43	67,575,631	54,031	99.92	0.08
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,629,662	12.43	67,575,631	54,031	99.92	0.08
Total		5,829,845,440	4,006,499,148	68.72	3,948,539,079	57,960,069	98.55	1.45

Item No.5 - Appointment of M/S. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors of the Company.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,894,184,313	73.67	3,742,048,216	152,136,097	96.09	3.91
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,894,184,313	73.67	3,742,048,216	152,136,097	96.09	3.91
Public-Others	E-Voting	544,022,284	67,619,510	12.43	67,601,254	18,256	99.97	0.03
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,619,510	12.43	67,601,254	18,256	99.97	0.03
Total		5,829,845,440	3,961,803,823	67.96	3,809,649,470	152,154,353	96.16	3.84

Item No.6 - Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,893,512,938	73.66	3,842,377,835	51,135,103	98.69	1.31
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,893,512,938	73.66	3,842,377,835	51,135,103	98.69	1.31
Public-Others	E-Voting	544,022,284	67,616,558	12.43	67,600,491	16,067	99.98	0.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,616,558	12.43	67,600,491	16,067	99.98	0.02
Total		5,829,845,440	3,961,129,496	67.95	3,909,978,326	51,151,170	98.71	1.29

Item No.7 - Appointment of Mr. Anup Bagchi, (DIN: 00105962) as a Director of the Bank.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,938,911,486	74.52	3,881,301,703	57,609,783	98.54	1.46
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,938,911,486	74.52	3,881,301,703	57,609,783	98.54	1.46
Public-Others	E-Voting	544,022,284	67,617,944	12.43	67,575,427	42,517	99.94	0.06
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,617,944	12.43	67,575,427	42,517	99.94	0.06
Total		5,829,845,440	4,006,529,430	68.72	3,948,877,130	57,652,300	98.56	1.44

Item No.8 - Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designated as Executive Director) of the Bank.

Resolution required : Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,894,121,075	73.67	3,855,728,944	38,392,131	99.01	0.99
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,894,121,075	73.67	3,855,728,944	38,392,131	99.01	0.99
Public-Others	E-Voting	544,022,284	67,620,968	12.43	67,565,429	55,539	99.92	0.08
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,620,968	12.43	67,565,429	55,539	99.92	0.08
Total		5,829,845,440	3,961,742,043	67.96	3,923,294,373	38,447,670	99.03	0.97

Item No. 9 - Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis.

Resolution required : Special Resolution
Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutional holders	E-Voting	5,285,823,156	3,939,508,812	74.53	3,938,558,392	950,420	99.98	0.02
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,285,823,156	3,939,508,812	74.53	3,938,558,392	950,420	99.98	0.02
Public-Others	E-Voting	544,022,284	67,627,062	12.43	67,562,738	64,324	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	544,022,284	67,627,062	12.43	67,562,738	64,324	99.90	0.10
Total		5,829,845,440	4,007,135,874	68.73	4,006,121,130	1,014,744	99.97	0.03

Percentage figures have been rounded off to nearest decimal.

All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (DBTCA)(Depositary to the ADS holders) which was 1,463,169,334 equity shares and which formed 25.10% of the total equity shares (5,829,845,440 equity shares) as on the cut off date i.e. June 23, 2017 was reckoned only to the extent of 874,476,816 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting. Hence in the column pertaining to number of shares held, the actual number of shares held by DBTCA i.e. 1,463,169,334 equity shares is included and in the number of votes polled, only 15% of the total number of equity shares i.e 874,476,816 equity shares are reckoned

For ICICI Bank Limited

/s/ Shanthi Venkatesan

Shanthi Venkatesan
Deputy General Manager

Item 4

Summary of proceedings of the Twenty-Third Annual General Meeting of ICICI Bank Limited held on Friday, June 30, 2017

The Twenty-Third Annual General Meeting (AGM) of the Members of the Bank was held on Friday, June 30, 2017 at 12.00 noon at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D.N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, Gujarat, India.

Mr. M. K. Sharma, Non-Executive (part-time) Chairman of the Bank, chaired the meeting.

The Meeting was attended by 496 members in person, by proxy and through authorised representatives.

The following Directors were present:

1.	Mr. M. K. Sharma, Chairman

2.	Mr. Dileep Choksi, non-executive Independent Director

3.	Mr. Homi Khusrokhan, non-executive Independent Director and Chairman of the Audit Committee, Stakeholders Relationship Committee and Board Governance, Remuneration & Nomination Committee

4.	Dr. Tushaar Shah, non-executive Independent Director

5.	Ms. Chanda Kochhar, Managing Director & CEO

6.	Mr. N. S. Kannan, Executive Director

7.	Ms. Vishakha Mulye, Executive Director

8.	Mr. Vijay Chandok, Executive Director

9.	Mr. Anup Bagchi, Executive Director

Mr. V. K. Sharma & Mr. V. Sridar, non-executive Independent Directors and Mr. Amit Agrawal, government nominee Director could not attend the AGM due to their other unavoidable prior commitments.

Mr. Rakesh Jha, Chief Financial Officer, Mr. P. Sanker, Senior General Manager (Legal) & Company Secretary and Mr. Ranganath Athreya, General Manager and Joint Company Secretary were present at the Meeting.

The requisite quorum as per Companies Act, 2013 (CA2013) being present, the Chairman declared the Meeting to be in order and welcomed the Members. The Chairman thereafter introduced all the Directors and informed that the register of proxies, instruments of proxy and inspection documents were open for inspection by the Members till the conclusion of the Meeting. He informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, has been obtained by the Bank and was placed at the Meeting.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

With the consent of the Members present, the Notice convening the Twenty-Third AGM was taken as read. The Chairman informed the Members that there were no adverse qualifications, observations or comments of the auditors. He then requested Mr. P. Sanker to read out the key segments of the Auditors Report. Mr. Sanker read the key segments of the Auditors Report and with the consent of the Members present, the rest of the Auditors Report was taken as read.

An audio visual presentation was then screened for the benefit of the Members.

The Chairman then invited members to ask their queries. The Chairman responded to some of the queries and requested Ms. Kochhar to respond to the other queries/suggestions of Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the Remote e-Voting facility to the members of the Bank in respect of the business to be transacted at the AGM as set out in the notice of AGM dated May 15, 2017. The Chairman further informed that the Remote
e-Voting facility had commenced at 9.00 a.m. IST on Tuesday, June 27, 2017 and ended on 5.00 p.m. IST on Thursday, June 29, 2017. The Chairman also informed that to facilitate the members who could not cast their votes through Remote e-Voting, the Bank had provided the facility for electronic voting at the AGM venue.

The Chairman informed the Members that the Board had appointed Mr. Alwyn D’souza of Alwyn D’Souza & Co., Company Secretaries as the scrutinizer to scrutinize the remote e-voting process and electronic voting at the AGM, in a fair and transparent manner.

The Chairman authorised Mr. P. Sanker to declare the results of the remote e-voting as well as electronic voting done at the AGM venue through announcing the results to the stock exchanges as well as by hosting the results on the website alongwith the scrutinizer’s report and these would be recorded as part of the proceedings of the AGM. The Chairman then thanked the Members for their co-operation and suggestions and declared the meeting as closed.

The following items of business were transacted through remote e-Voting and through electronic voting at the AGM venue:

Ordinary Business:

1.	To receive, consider and adopt the financial Statements for the financial year ended March 31, 2017 together with the Reports of the Directors and the Auditors.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment.

5.	Appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors for the year ending March 31, 2018.

6.	Appointment of branch auditors pursuant to the provisions of Section 143(8) and other applicable provisions, if any of the Companies Act, 2013.

Special Business:

7.	Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Director of the Bank.

8.	Appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designated as Executive Director) of the Bank.

9.	Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis.

Basis the consolidated Scrutinizer’s report dated June 30, 2017, all resolutions as set out in the Notice of the AGM dated May 15, 2017 were passed by the Members with requisite majority.

For ICICI Bank Limited

Sd/-

P. Sanker

Senior General Manager (Legal)

& Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 30, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager